[BARRICK LOGO]                                                     Press Release

                           For Immediate Release
                           All amounts in United States dollars

                           Barrick Completes Merger with Homestake

                           Combination Creates World's Largest Gold Mining Company by Market Capitalization

Investor Contact:          Toronto, December 14, 2001 ... Barrick Gold
Richard Young              Corporation (NYSE: ABX; TSE: ABX) today announced the
Vice President,            completion of its merger with Homestake Mining
Investor Relations         Company (NYSE: HM), strengthening Barrick's
Tel (416) 307-7431         leadership position as the most valuable gold mining
Fax (416) 861-0727         company by market capitalization. "Going forward, our
                           goal is to be the most profitable, lowest-cost
Media Contact:             producer, not to be the biggest producer," said
Vincent Borg               Randall Oliphant, Barrick's President and Chief
Vice President,            Executive Officer.
Corporate
Communications
Tel (416) 307-7477         Homestake shareholders strongly approved the merger
Fax (416) 861-1509         during a special meeting held earlier today. Under
                           the terms of the merger agreement, each share of
Internet:                  Homestake common stock was converted into 0.53
 http://www.barrick.com    Barrick common shares. The combined Company has
                           approximately 536 million shares outstanding. Former holders of Homestake common stock now own approximately 26% of the outstanding Barrick common shares.

                           "This merger ties strength to strength," said Mr. Oliphant, "creating a company with a stronger balance sheet, stronger free cash flows and more opportunities than either company had alone." Jack Thompson, Homestake's Chairman and C.E.O., said: "We are pleased that our shareholders have shown overwhelming support for the merger, which uniquely positions the combined Company for an exciting and dynamic future."

                           The transaction creates the clear market leader in four key areas:

Borrick Gold Corporation      o     Operating strength - provided by a large,
Royal Bank Plaza                    low-cost asset base with the lowest
South Tower, Suite 2700             geo-political risk profile among senior
Toronto, Canada                     producers in the gold industry (54% of the
M5J 2J3                             merged Company's reserves are in North
                                    America and Australia, with another 33% in South America);

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BARRICK GOLD CORPORATION                                             PAGE 2 OF 3

o Financial strength - the industry's highest cash flows, only A-rated balance sheet and Premium Gold Sales Program, which has a 14-year track record of earning a premium to the spot price;

o Capital markets strength - the largest market capitalization, roughly by a factor of two, with liquidity that is expected to place the combined Company in the top 100 of the S&P 500; and

o A strong growth profile - with dominant land positions in the most prolific gold-producing regions in the world and a promising pipeline of new projects.

The Company has streamlined its management structure and appointed Homestake executives to the team. Barrick has appointed Jack Thompson as Vice Chairman of the Company and as a member of its Board of Directors. In addition, Homestake's Steve Orr has been appointed as Vice President, North American Operations, and Greg Lang as Vice President, Australian Operations. "This new team structure has three key drivers: profitable growth, operational excellence and leadership development," said Mr. Oliphant. The Company's corporate offices will continue to be located in Toronto.

When the transaction was announced June 25, Barrick projected administrative and financial synergies of at least $55 million annually beginning in 2002, comprised of approximately $20 million in tax savings, $20 million in administrative expense savings, and $15 million as a result of exploration expense savings and the benefits of combining complementary operations. "Based on the work done to date, the Company now expects to realize approximately $60 million next year, which we see as a base to build on for 2003," said Mr. Oliphant.

Over and above these synergies, an integration team made up of two dozen people, half Barrick and half Homestake, has been focusing on operating savings at each of the mining operations. Another integration team, focused on development projects, is assessing the Pascua and Veladero properties in Chile and Argentina as an opportunity for future growth. The focus is on developing Pascua and Veladero as a single, unified gold district, with benefits that are provided in the form of lower capital and operating costs. The primary objective for 2002 will be to finalize the development plan for the Veladero Property.

Post-merger, Barrick's Premium Gold Sales Program will continue to provide security during periods of low gold prices while maintaining flexibility to participate in higher spot prices. With the inclusion of Homestake's hedge position, the Program is very much in line with its historic parameters. The Program had 18.3 million ounces in spot deferred contracts at average price of $345 an ounce at the end of the third quarter this year. The Program is

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BARRICK GOLD CORPORATION                                             Page 3 of 3

expected to generate approximately $200 million annually in premiums for the Company, continuing a 14-year track record in which the Program has earned an additional $2 billion in revenue, or an average $68 per ounce premium to the spot price. Going forward, a portion of Barrick's annual production is expected to be sold into the spot market. This will provide additional participation in a rising gold price environment while the Program continues to assure strong cash flows.

The combined Company now has a reserve base of 84.3 million ounces(l) and is expected to produce approximately 5.7 million ounces of gold at a cash cost of about $165 per ounce in 2002. Barrick trades under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.



Certain statements included herein, including those regarding, market capitalization, production, cash costs, cash flows, costs synergies and liquidity, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and "Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

(1) Calculated in accordance with the standards set out in National Instrument 43-101, as required by Canadian securities regulatory authorities, which are different than the standards set out in U.S. Industry Guide 7 (under the Securities Act of 1934).